EXHIBIT  20.01
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HAYNES  INTERNATIONAL,  INC.
1020  W.  PARK  AVENUE
P.  O.  BOX  9013
KOKOMO,  IN    46904-9013




FOR  IMMEDIATE  RELEASE
CONTACT:            JOSEPH  F.  BARKER
TELEPHONE:        (317)  456-6004



     HAYNES  INTERNATIONAL,  INC.
     ANNOUNCES  POSSIBLE  SALE  OF  CONTROLLING
     INTEREST  IN  PARENT  COMPANY

     Kokomo, Indiana, January 7, 1997 - Haynes International, Inc. announced today that MLGA Fund II, L.P. and MLGAL Partners, L.P., the principal investors in its parent corporation, Haynes Holdings, Inc., have entered into an agreement in principle pursuant to which Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates would acquire approximately 79.9% of the common stock of Haynes Holdings, Inc. for $10.15 per share.

     Consummation of the transaction is subject to the execution of definitive documentation and to the receipt of required regulatory approvals. Although there can be no assurance that a definitive agreement will be reached, the transaction is expected to close in the first quarter of 1997.

     Haynes International, Inc., based in Kokomo, Indiana, develops, manufactures and markets technologically advanced, high performance alloys primarily for use in the aerospace and chemical processing industries.

     The Blackstone Group is a private investment bank based in New York and founded in 1985 by Peter G. Peterson, its current Chairman, and Stephen A. Schwarzman, its current Chief Executive Officer. The Blackstone Group's main businesses include strictly friendly principal investments, real estate investing and asset management, restructuring and merger and acquisition advisory services. Blackstone Capital Partners II Merchant Banking Fund L.P., the firm's principal investment vehicle, has approximately $1.3 billion of committed equity capital.